April 5, 2021

Ms. Lauren Hamilton

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, N.Y. 10281

Re:	Commonwealth International Series Trust (the “Trust”)

(File Nos. 033-06867 and 811-04665)

Dear Ms. Hamilton:

You recently provided comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) relating to various filings (the “Filings”) made by the series of the Trust1 during its last three fiscal years. This letter is being submitted to respond to your comments. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: In the Trust’s Form N-CEN filed on January 14, 2021, the Trust’s response to Item B.22 indicates that the Commonwealth Real Estate Securities Fund made payments to shareholders or reprocessed shareholder accounts as a result of an error in calculating net asset value. Please explain the specific circumstances of the error.

Response: The Commonwealth Real Estate Securities Fund (the “RE Fund”) experienced a net asset value (“NAV”) error during the period November 6, 2019 through January 8, 2020 due to the Fund’s accounting agent processing option exercises as security purchases. As a result, two option positions remained on the books, causing the NAV to be overstated by the market value of both options.

The NAV impact of the new stock positions was not identified during the fund accountant’s end-of-day NAV review process on November 6, 2019, nor was it identified during the reconciliation process on the following day. The open option positions were not identified as an exception because the Fund’s accounting agent’s normal reconciliation process was performed against the custodian records instead of those of the prime broker. While the custodian reflects option positions on their records as shadow postings, the actual position of record is with the prime broker. In this circumstance, the custodian missed that the trades were option exercises and left the options on their records, but the prime broker removed the positions. Had the Fund’s accounting agent reconciled with the prime broker, this discrepancy would have caught this error on day T+1.

1.	The series portfolios are: Commonwealth Australia/New Zealand Fund, Africa Fund, Commonwealth Japan Fund, Commonwealth Global Fund and Commonwealth Real Estate Securities Fund (each a “Fund” and together, the “Funds”).

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission
April 5, 2021

The NAV was overstated by a range of $0.26 to $0.30 per share during the period November 6, 2019 through January 8, 2020, and the impact was greater than ½ of 1% of the NAV of the Fund for the entire period. Pursuant to the Trust’s NAV Error Correction and Reimbursement Procedures, the Fund and the Fund’s shareholders were made whole by share adjustments for any losses.

2.	Comment: Note 12 of the Notes to the Financial Statements of the Trust contained in the Annual Report for the Funds’ fiscal year ended October 31, 2020 describes a subsequent event relating to a holding in the Commonwealth Australia/New Zealand Fund. Please supplementally explain if the Trust’s Board of Trustees has been notified of the pricing issue relating to such holding and if the Fund has contemplated any corrective action.

Response: The Trust’s Audit Committee considered this pricing issue at a meeting held on December 17, 2020. The accounting restatements of the issuer of the holding (Freedom Foods Group Ltd.) resulting in the revaluation were not released until after the Fund’s fiscal year end. After discussion with the Fund’s auditors, it was determined that the valuation adjustment should be reflected in the financial statements, and that no further action was appropriate.

3.	Comment: In the Trust’s prospectus dated February 28, 2020, the principal risks of investing in each Fund are listed in alphabetical order rather than first listing those risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return (see Accounting and Disclosure Information 2019-08 (“ADI 2019-08”)). At your next prospectus update, please consider revising the ordering of the principal risks in accordance with ADI 2019-08.

Response: The Trust believes the current ordering of principal risks is appropriate given the Funds’ investment strategies and risks. The Trust does not believe that the current presentation format obscures the key risks of investing in the Funds. The Trust notes that ADI 2019-08 is a statement for registrants to consider, and it is not a rule, regulation or statement of the SEC and its content has not been approved or disapproved by the SEC. The Trust is of the view that shifting global market and economic conditions can be very rapid and for the Trust to attempt to order risks that are more significant at the time that a prospectus is published than perhaps later in the prospectus cycle could be misconstrued by investors. The Trust has been diligent in its efforts to identify each Fund’s principal investment risks in accordance with the requirements of Form N-1A.

4.	Comment: The Fund Fact Sheet on the Funds’ website as of December 31, 2020 indicates that the Africa Fund has invested a significant percentage of its assets in the financial sector. The prospectuses for the Africa Fund dated February 28, 2020 and February 28, 2021 did not include sector risk disclosure in the principal risks section of the prospectus. The Staff takes the position that sector risk should be included in the prospectus if a fund has a significant amount of net assets invested in a single sector. If the Fund consistently invests in a certain sector (e.g., three or more years), please consider identification of that sector, including the strategies and risks of investing in the sector, as disclosure items in the summary prospectus. This comment also applies to the Commonwealth Australia/New Zealand Fund with respect to the transportation sector.

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission
April 5, 2021

Response: The Trust will review with the investment adviser to the Funds the applicability of sector risks to each of the Funds and adjust the disclosures accordingly.

5.	Comment: The investment holdings disclosure on the Funds’ website as of December 31, 2020 indicates that the Africa Fund’s aggregate holdings in investments representing more than five percent of total assets make up greater than 30% of the Fund’s total assets. Please explain how the Africa Fund meets the issuer diversification requirements for a diversified fund under the Investment Company Act of 1940, as amended (the “1940 Act”). This comment also applies to the Commonwealth Australia/New Zealand Fund.

Response: The diversification test is applied at the time of purchase of a security. In each of the instances noted by the Staff, each Fund’s aggregate holdings in investments exceeding five percent of total assets represented less than 25% of the Fund’s total assets at the time of purchase. Subsequently, the value of the aggregate holdings of these securities exceeded 25% due to market movement. Accordingly, the Trust is of the view that the current holdings do not conflict with the diversification requirements of the 1940 Act.

6.	Comment: In the financial statements of the Funds contained in the Annual Report for the Funds’ fiscal year ended October 31, 2020, miscellaneous expenses in the Statement of Operations is greater than five percent of total expenses for the Africa Fund, the Commonwealth Australia/New Zealand Fund, the Commonwealth Japan Fund, and the Commonwealth Real Estate Securities Fund. Please confirm supplementally that any category of other expenses greater than five percent has been broken out separately (see Regulation S-X 6-07.2b).

Response: The Registrant has been advised by its service providers that there were no categories of other expenses required to be separately identified on the Statement of Operations for the referenced Funds.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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